

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 11, 2024

Dustin Weber
Chief Financial Officer
Altus Power, Inc.
2200 Atlantic Street, Sixth Floor
Stamford, CT 06902

>   **Re: Altus Power, Inc.**
>   **Form 10-K for the Fiscal Year ended December 31, 2023**
>   **File No. 001-39798**

Dear Dustin Weber:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                          Sincerely,

                          Division of Corporation Finance
                          Office of Energy & Transportation